UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated November 9, 2010, announcing that the Company has acquired two new drybulk carriers and sold one older drybulk vessel.

Attached as Exhibit 2 is a copy of the press release of the Company, dated November 3, 2010, announcing that the Company has entered into new charters and financing agreements.

This report on Form 6-K and the exhibits hereto, with the exception of the comments of Ole B. Hjertaker contained in the third paragraph of the press release attached as Exhibit 1, are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008 and the Company's Registration Statement of Form F-3/A (Registration No. 333-158162) filed with the SEC on May 6, 2009.

Exhibit 1

SFL - Acquisition of two new bulk carriers and sale of an older vessel

Press release from Ship Finance International Limited, November 9, 2010

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed to acquire two additional newbuilding 57,000dwt Supramax bulk carriers for a total purchase price of approximately $61 million.

The vessels will be chartered to an investment-grade, Asia-based logistics company with which we have previously agreed to charter three similar Supramax bulk carriers. The new time charters have a tenor of 10 years with an average daily net charter rate of approximately $16,500 net per vessel. Expected delivery from the shipyard in China is scheduled for the second and third quarters of 2011. Financing has not yet been finalized, but we have received indications from banks for 80% of the purchase price.

The Company also announced that Golden Ocean Group Limited ("Golden Ocean") has exercised a purchase option for the 1997-built Panamax bulk carrier Golden Shadow in combination with a sale of the vessel to an unrelated third party. Ship Finance acquired the vessel from Golden Ocean in 2006 in combination with a 10-year bareboat charter back, and as part of that transaction Golden Ocean was also granted certain fixed-price purchase options. The vessel sale is expected to be concluded in December 2010, with a sale price of approximately $21.5 million pursuant to the option agreement. Net cash proceeds to the Company will be approximately $4.5 million after prepayment of related financing.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to expand our long-term relationship with a large investment-grade industrial player, and it demonstrates our ambition to continue building and renewing our fleet and charter backlog with modern assets and high-quality counterparts. Including this new transaction, our aggregate charter backlog now stands at approximately $6.8 billion with a weighted average term of approximately 12 years."

November 9, 2010

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 71 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 12 dry bulk carriers, nine container vessels, six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters. The Company has declared a cash dividend for 26 consecutive quarters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

Exhibit 2

SFL - New Charters and Financing Agreements

Press release from Ship Finance International Limited, November 3, 2010

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced new time-charters for the four remaining 34,000dwt Handysize bulk carriers under construction in China. The Company has agreed to charter the vessels to a large privately-owned Chinese industrial conglomerate at a net rate of approximately $14,000/day per vessel. The charter period is five years and expected delivery from the shipyard is currently between 3Q 2011 and 1Q 2012.

The Company has also secured bank financing for two of its recently announced 57,000dwt Supramax bulk carrier acquisitions. SFL Hudson was delivered to Ship Finance in October 2010 and SFL Yukon is expected to be delivered from the shipyard in December 2010. Both vessels are on long-term charters to an investment-grade Asia-based logistics company.

The new loan will be approximately $54 million, or 80% of the contract price of the vessels, and will have a tenor of eight years. Ship Finance will only provide corporate guarantees for a limited part of the outstanding loan amount. The equity contribution per vessel will be approximately $7 million, and the net cash flow after expected operating expenses, interest and loan amortization is projected to be on average approximately $1 million per year per vessel.

Following the above chartering agreements, Ship Finance has secured medium to long-term charters for all vessels under construction. To date all payments relating to newbuildings have been funded from the Company's cash position and the Company is in dialogue with financing institutions for the long-term funding of the remaining vessels under construction.

November 3, 2010

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 70 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 11 dry-bulk carriers, nine container vessels, six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters. The Company has declared a cash dividend for 26 consecutive quarters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: November 10, 2010	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer, Ship Finance Management AS